CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$105,000	$3.22

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $484,668.51 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $3.22 offset against the registration fee due for this offering and of which $484,665.29 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 320 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 13-I dated March 7, 2006	Registration Statement No. 333-130051 Dated February 23, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $105,000 Principal Protected Notes Linked to the U.S. Dollar Index® due February 27, 2009

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 27, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of the level of the U.S. Dollar Index®, which measures the performance of the U.S. dollar against each of six major global currencies, over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on February 23, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Index:	The U.S. Dollar Index® (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	325%.
Index Currencies:

The Eurozone euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona, the Swiss franc or any successor currency included in the U.S. Dollar Index® or any successor index thereto.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 84.05.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 24, 2009*
Maturity Date:	February 27, 2009*
CUSIP:	48123JPR4
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 13-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 13-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$29	$971

Total	$105,000	$3,045	$101,955

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $29.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 13-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 23, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 13-I dated March 7, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 31, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 13-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 13-I dated March 7, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000563/e23554_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate; provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE INDEX CURRENCIES — The notes are linked to changes in the value of a group of global currencies (the “Index Currencies”) relative to the U.S. dollar and enable you to participate in potential increases in the value of the U.S. dollar relative to the Index Currencies during the term of the notes. The Index derives its value from a group of currencies which currently include the Eurozone euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc. Each Index Currency is weighted to reflect the general representation of foreign trade between the United States and each country or region whose currency is included in the Index. The following are the current weightings of the Index Currencies as a percentage of the total value of the Index: Eurozone euro—57.6%; Japanese yen—13.6%; British pound—11.9%; Canadian dollar—9.1%; Swedish krona—4.2%; Swiss franc—3.6%.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 13-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.26%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,109.10.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

February 28, 2007 through December 31, 2007	$44.29	$44.29

January 1, 2008 through December 31, 2008	$55.65	$99.94

January 1, 2009 through February 27, 2009	$9.16	$109.10

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the U.S. Dollar Index®	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the currencies underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 13-I dated March 7, 2006.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. Any positive Index Return will depend on the aggregate performance of the U.S. dollar relative to the Index Currencies. The value of any currency, including the Index Currencies, may be affected by complex political and economic factors. The value of the U.S. dollar relative to each Index Currency is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Index Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Index Level, increases in the exchange rate of some of the Index Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Index Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL INDEX CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the Index Currencies individually or contracts related to the Index Currencies for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. Because the Ending Index Level will be calculated based on the Index closing level on a single business day near the end of the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY— While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  LACK OF LIQUIDITY —The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the markets of the countries whose currencies are used to calculate the Index;
    a variety of economic, financial, political, regulatory or judicial events that affect the Index Currencies or economic markets generally and which may affect the Index closing level on any Index Valuation Date;
    the exchange rate and the volatility of the exchange rate among each of the Index Currencies and the U.S. dollar; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 325% and an Initial Index Level of 85. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to the U.S. Dollar Index®	PS-2

Ending Index Level	Index Return	Index Return x Participation Rate (325%)	Additional Amount		Principal		Payment at Maturity

153.00	80%	260.00%	$2,600.00	+	$1,000	=	$3,600.00
144.50	70%	227.50%	$2,275.00	+	$1,000	=	$3,275.00
136.00	60%	195.00%	$1,950.00	+	$1,000	=	$2,950.00
127.50	50%	162.50%	$1,625.00	+	$1,000	=	$2,625.00
119.00	40%	130.00%	$1,300.00	+	$1,000	=	$2,300.00
110.50	30%	97.50%	$975.00	+	$1,000	=	$1,975.00
102.00	20%	65.00%	$650.00	+	$1,000	=	$1,650.00
93.50	10%	32.50%	$325.00	+	$1,000	=	$1,325.00
89.25	5%	16.25%	$162.50	+	$1,000	=	$1,162.50
85.00	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
76.50	-10%	0.00%	$0.00	+	$1,000	=	$1,000.00
68.00	-20%	0.00%	$0.00	+	$1,000	=	$1,000.00
59.50	-30%	0.00%	$0.00	+	$1,000	=	$1,000.00
51.00	-40%	0.00%	$0.00	+	$1,000	=	$1,000.00
42.50	-50%	0.00%	$0.00	+	$1,000	=	$1,000.00
34.00	-60%	0.00%	$0.00	+	$1,000	=	$1,000.00
25.50	-70%	0.00%	$0.00	+	$1,000	=	$1,000.00
17.00	-80%	0.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 85 to an Ending Index Level of 102. Because the Ending Index Level of 102 is greater than the Initial Index Level of 85, the Additional Amount is equal to $650 and the final payment at maturity is equal to $1,650 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(102-85)/85] x 325%) = $1,650

Example 2: The level of the Index decreases from the Initial Index Level of 85 to an Ending Index Level of 42.50. Because the Ending Index Level of 42.50 is lower than the Initial Index Level of 85, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 85 to an Ending Index Level of 93.50. Because the Ending Index Level of 93.50 is greater than the Initial Index Level of 85, the Additional Amount is equal to $325 and the final payment at maturity is equal to $1,325 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(93.50-85)/85] x 325%) = $1,325

Historical Information

The following graph shows the weekly performance of the Index at 4:00 p.m., New York City time, on the relevant dates, from January 4, 2002 through February 23, 2007. The Index closing level at approximately 11:00 a.m. New York City time on February 23, 2007 was 84.05. We obtained the relevant Index closing levels from Bloomberg Financial Markets and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the U.S. Dollar Index®	PS-3